Exhibit 99.1

FOR IMMEDIATE RELEASE

iClick Interactive Asia Group Limited
Reports 2020 Third-Quarter Unaudited Financial Results

– Reaches Another Record Quarter in Key Financials –

– Enterprise Solutions Business Extends Record-breaking Growth for Four Consecutive Quarters –

Hong Kong, November 24, 2020 -- iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK), an independent online marketing and enterprise data solutions provider in China, today announced unaudited financial results for the third quarter ended September 30, 2020.

	Three Months Ended September 30,
	2020	2019	Percentage change
(US$ in thousands)
(Unaudited)
Financial Metrics:
Revenue
Marketing solutions	60,124	51,555	17%
Enterprise solutions	8,781	2,613	236%
Total revenue	68,905	54,168	27%
Gross profit	20,121	13,557	48%
Net (loss)/income	(7,097)	863	N/M
Adjusted EBITDA[1]	4,701	1,446	225%
Adjusted net income/(loss)[1]	2,424	(517)	N/M
Diluted adjusted net income/(loss) per ADS[1]	0.03	(0.01)	N/M
Operating Metrics:
Gross billing	167,084	180,182	(7)%

“We have delivered record revenue and gross profit in the third quarter of 2020, as China continues to recover from the coronavirus pandemic,” said Jian “T.J.” Tang, iClick’s Chief Executive Officer and Co-Founder. “Revenue for the third quarter was US$68.9 million, an increase of 27% from the same period of last year, while our gross profit rose to US$20.1 million, up 48% on a year-over-year basis. We recorded a net loss of US$7.1 million, primarily due to the fair value losses of convertible notes and derivative liabilities, as our stock price performance remained strong during the third quarter of 2020. However, our adjusted EBITDA increased by 225% year-over-year to US$4.7 million. In addition, we had adjusted net income of US$2.4 million in the third quarter of 2020. This marks the fourth consecutive quarter of adjusted net income. These solid results of operations are strong evidence of our brand customers’ recognition of the value added by our data-driven solutions.

[1]	For more details on these non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

“These strong financial results were driven by continued growth in both our Marketing Solutions and Enterprise Solutions segments. The Marketing Solution segment, our core business, reached record revenue with a 17% year-over-year increase to US$60.1 million. Just as encouraging, the higher-margin Enterprise Solutions segment also set a revenue record with a 236% increase year-over-year to US$8.8 million in the third quarter of 2020. This was the fourth consecutive quarter of sequential growth in the Enterprise Solutions segment, and we reiterate our optimism regarding the future growth potential of this business, driven by a robust outlook for ‘smart retail’.”

“Following the equity financing in September, our cash position has become stronger, and we are well-capitalized not only to execute our business plan even better but also to seek M&A opportunities more actively as part of our growth strategy,” T.J. continued. “Lastly, the coronavirus epidemic has brought rapid changes to online consumer behaviour in China and we will continue to monitor the pandemic’s impact on our operations and keep our investors informed.”

Third Quarter 2020 Results:

Revenue for the third quarter of 2020 grew to US$68.9 million, up approximately 27% from US$54.2 million for the same period of the prior year, attributable to the increase in contributions from existing Marketing Solutions and Enterprise Solutions.

Revenue from Marketing Solutions grew to US$60.1 million for the third quarter of 2020, up approximately 17% from US$51.6 million for the third quarter of 2019, primarily as a result of growing market demand from specified action marketing campaigns.

Revenue from Enterprise Solutions was US$8.8 million for the third quarter of 2020, up approximately 236% from US$2.6 million for the third quarter of 2019, primarily due to the increasing need for online and offline consumers’ behavioral data integration.

Gross profit for the third quarter of 2020 was US$20.1 million, representing an approximately 48% increase compared with US$13.6 million for the third quarter of 2019, mainly due to continual expansion of the Company’s Marketing Solutions and contribution from higher-margin Enterprise Solutions.

Total operating expenses were US$20.0 million for the third quarter of 2020, compared with US$15.8 million for the third quarter of 2019. Higher expenses are attributed to the increase in share-based compensation expense of US$1.2 million and an additional expected credit loss provision of US$2.6 million in view of the uncertainties associated with COVID-19.

Operating income was US$0.1 million for the third quarter of 2020, compared with an operating loss of US$2.3 million for the third quarter of 2019. This improvement was a result of the strong growth in gross profit, which was partially offset by the increase in operating expenses.

Net loss totalled US$7.1 million for the third quarter of 2020, compared with net income of US$0.9 million for the third quarter of 2019. This was mainly because of (i) the fair value losses of convertible notes of US$1.4 million in the third quarter of 2020, compared to the US$2.9 million fair value gain of convertible notes in the third quarter of 2019, and (ii) the fair value losses of derivative liabilities of US$6.3 million in the third quarter of 2020.

Net loss attributable to the Company’s shareholders per basic and diluted ADS for the third quarter of 2020 were US$0.08, compared with a net income attributable to the Company’s shareholders per basic ADS of US$0.02, and a net loss attributable to the Company’s shareholders per diluted ADS of US$0.02 for the third quarter of 2019.

Adjusted EBITDA for the third quarter of 2020 rose to US$4.7 million, compared with US$1.4 million for the third quarter of 2019, mainly due to the strong growth in gross profit of US$6.6 million, which was partially offset by a US$4.2 million increase in operating expenses. For a reconciliation of the Company’s adjusted EBITDA from net (loss)/income, its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Adjusted net income for the third quarter of 2020 was US$2.4 million, compared with an adjusted net loss of US$0.5 million in the third quarter of 2019. For a reconciliation of the Company’s adjusted net income/(loss) from net (loss)/income, its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Gross billing2 was US$167.1 million for the third quarter of 2020, representing a 7% decrease compared with US$180.2 million for the third quarter of 2019. This decline was primarily due to the Company’s efforts to optimize its client base to achieve better credit control and to retain and attract customers with a strong financial position amid macroeconomic uncertainties.

As of September 30, 2020, the Company had cash and cash equivalents, time deposits and restricted cash of US$128.0 million, compared with US$61.1 million as of December 31, 2019.

Share Repurchase Program

On January 15, 2020, the Company announced a share repurchase program in which it may purchase its own ADSs with an aggregate value of up to US$10.0 million over the 12-month period ending on December 29, 2020. As of September 30, 2020, the aggregate value of purchased shares was approximately US$0.7 million.

[2]	Gross billing is defined as the aggregate dollar amount that clients pay the Company after deducting rebates paid and discounts given to.

Outlook

Based on the information available as of the date of this press release, iClick provides the following outlook for the fourth quarter of 2020 and updated guidance for the full year given actual results from the first three quarters of fiscal 2020:

Fourth Quarter 2020:

•	Revenue is estimated to be between US$73 million and US$76 million.
•	Revenue from Enterprise Solutions is estimated to be between US$8.5 million and US$10.5 million.
•	Gross profit is estimated to be between US$20.5 million and US$23.5 million.

Full Year 2020:

•	Revenue is estimated to be between US$240 million and US$260 million.
•	Gross profit is estimated to be between US$70 million and US$75 million.
•	Adjusted EBITDA is estimated to be between US$14 million and US$17 million.

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, expected foreign exchange fluctuation, and customer demand, which are all subject to change. Please also refer to the factors set out under the section titled “Safe Harbor Statement.”

We noted that the advertising budgets recovered across-the-board during the third quarter, as a result of the relaxation of restrictions on economic and social life due to a slowdown of COVID-19 cases in China. Based on the current commercial environment, we anticipate that brands may allocate more of their advertising budgets to mobile and online targeted marketing, with the potential to benefit our mobile and performance-focused Marketing Solutions business. Brands may also see the importance of online and offline consumer behavioural data integration and analysis, which may favour our Enterprise Solutions business in the long run.

With iClick’s diversified customer base of stable, top-tier brands, and the Chinese government’s efforts to contain the spread of the coronavirus, we remain cautiously optimistic for the rest of the year and 2021. However, outbreaks of COVID-19 around the world may continue to impact market conditions and potentially trigger a longer period of global economic slowdown. This could affect the overall sentiment and advertising budgets of our branding customers, which in turn may impact our Marketing Solution business in the short term. The rapid development and fluidity of the current situation precludes any prediction as to the ultimate adverse impact of COVID-19. Management will continue to closely monitor the outbreak’s impact on our operations and financial results this year and will particularly focus on business retention and accounts receivable recoverability.

Conference Call

The Company will host an earnings conference call at 8:00 AM U.S. Eastern Time on November 24, 2020 (9:00 PM Beijing/Hong Kong time on November 24, 2020). A live and archived webcast of the conference call will be available on iClick’s investor relations website at http://ir.i-click.com.

Dial-in details for the conference call are as follows:

United States:	+1-888-346-8982
International:	+1-412-902-4272
Hong Kong:	+852-800-905945
Mainland China:	+86-4001-201203

Participants please ask to join the iClick Interactive Asia Group Limited conference call.

A replay of the conference call will be accessible by phone one hour after the conclusion of the live call at the following numbers, until December 1, 2020:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Canada:	+1-855-669-9658
Replay Access Code:	10149740

About iClick Interactive Asia Group Limited

iClick Interactive Asia Group Limited (NASDAQ: ICLK) is an independent online marketing and enterprise data solutions provider that connects worldwide marketers with audiences in China. Built on cutting-edge technologies, our proprietary platform possesses omni-channel marketing capabilities and fulfils various marketing objectives in a data-driven and automated manner, helping both international and domestic marketers reach their target audiences in China. Headquartered in Hong Kong, iClick was established in 2009 and is currently operating in ten locations worldwide including Asia and Europe. For more information, please visit ir.i-click.com.

Non-GAAP Financial Measures

The Company uses adjusted EBITDA, adjusted net income/(loss), and diluted adjusted net income/(loss) per ADS, each a non-GAAP financial measure, in evaluating the Company’s operating results and for financial and operational decision-making purposes.

The Company believes that adjusted EBITDA, adjusted net income/(loss), and diluted adjusted net income/(loss) per ADS help identify underlying trends in the Company’s business that could otherwise be obscured by the effect of the expenses and gains that the Company includes in net loss. The Company believes that adjusted EBITDA and adjusted net income/(loss) provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s performance and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Adjusted EBITDA, adjusted net income/(loss), and diluted adjusted net income/(loss) per ADS should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA, adjusted net income/(loss), and diluted adjusted net income/(loss) per ADS presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

These non-GAAP financial measures were presented with the most directly comparable GAAP financial measures together for facilitating a more comprehensive understanding of operating performance between periods.

Safe Harbor Statement

This announcement contains forward-looking statements, including those related to the Company’s business strategies, operations and financial performance. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's fluctuations in growth; its success in implementing its mobile and new retail strategies, including extending its solutions beyond its core online marketing business; its success in structuring a CRM & Marketing Cloud platform; relative percentage of its gross billing recognized as revenue under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favourable contractual terms; market competition, including from independent online marketing technology platforms as well as large and well-established internet companies; market acceptance of online marketing technology solutions and enterprise solutions; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; ability to integrate and realize synergies from acquisitions, investments or strategic partnership; the duration of the COVID-19 outbreak and its potential impact on the Company’s business and financial performance; fluctuations in foreign exchange rates; general economic conditions in China and other jurisdictions where the Company operates; and the regulatory landscape in China and other jurisdictions where the Company operates. Further information regarding these and other risks is included in the Company's annual report on Form 20-F and other filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Lisa Li	Tom Caden
Phone: +86-21-3230-3931 #892	Tel: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: tomc@coreir.com

(financial tables follow)

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(US$’000, except share data and per share data, or otherwise noted, unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Revenue	68,905	54,168	176,053	142,733
Cost of revenue	(48,784)	(40,611)	(126,054)	(103,190)
Gross profit	20,121	13,557	49,999	39,543

Operating expenses
Research and development expenses	(1,174)	(1,423)	(3,474)	(4,272)
Sales and marketing expenses	(9,035)	(10,569)	(26,151)	(31,437)
General and administrative expenses	(9,819)	(3,856)	(20,946)	(10,694)
Total operating expenses	(20,028)	(15,848)	(50,571)	(46,403)
Operating income/(loss)	93	(2,291)	(572)	(6,860)
Interest expense	(772)	(476)	(1,787)	(1,013)
Interest income	742	110	1,104	324
Other gains, net	1,652	759	3,040	1,971
Fair value losses on derivative liabilities	(6,343)	—	(11,466)	—
Fair value (losses)/gain on convertible notes	(1,426)	2,938	(4,433)	946
(Loss)/income before income tax expense	(6,054)	1,040	(14,114)	(4,632)
Share of losses from an equity investee	(16)	(217)	(85)	(231)
Income tax (expense)/benefit	(1,027)	40	(1,347)	13
Net (loss)/income	(7,097)	863	(15,546)	(4,850)
Net loss attributable to noncontrolling interests	545	550	1,642	987
Net (loss)/income attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(6,552)	1,413	(13,904)	(3,863)

Net (loss)/income	(7,097)	863	(15,546)	(4,850)
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of US$nil tax	3,671	(1,591)	4,283	(1,502)

Comprehensive loss	(3,426)	(728)	(11,263)	(6,352)
Comprehensive loss attributable to noncontrolling interests	466	550	1,581	987
Comprehensive loss attributable to iClick Interactive Asia Group Limited	(2,960)	(178)	(9,682)	(5,365)

Net (loss)/income per ADS attributable to iClick Interactive Asia Group Limited
— Basic	(0.08)	0.02	(0.19)	(0.07)
— Diluted	(0.08)	(0.02)	(0.19)	(0.07)

Weighted average number of ADS used in per share calculation:
— Basic	83,847,077	57,573,081	74,377,252	57,273,115
— Diluted	83,847,077	67,184,218	74,377,252	65,915,823

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Condensed Consolidated Balance Sheets

(US$’000, except share data and per share data, or otherwise noted, unaudited)

	As of September 30, 2020	As of December 31, 2019
Assets
Current assets
Cash and cash equivalents, time deposit and restricted cash	128,016	61,116
Accounts receivable, net of allowance for doubtful receivables of US$8,156 and US$3,469 as of September 30, 2020 and December 31, 2019 respectively3	139,992	143,971
Other current assets	58,722	40,306
Total current assets	326,730	245,393

Non-current assets
Goodwill	65,710	65,710
Other assets	72,954	10,413
Total non-current assets	138,664	76,123

Total assets	465,394	321,516

Liabilities and equity
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entity (“VIE”) and its subsidiaries without recourse to the Company of US$651 and US$27 as of September 30, 2020 and December 31, 2019, respectively)	27,443	66,161
Deferred revenue (including deferred revenue of the consolidated VIE and its subsidiaries without recourse to the Company of US$1,438 and US$866 as of September 30, 2020 and December 31, 2019, respectively)	26,349	27,089
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of US$1,200 and US$1,802 as of September 30, 2020 and December 31, 2019, respectively)	27,842	19,937
Bank borrowings	79,412	36,851
Convertible notes at fair value	—	49,008
Income tax payable	5,430	3,780
Lease liabilities	954	1,114
Total current liabilities	167,430	203,940

Non-current liabilities
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of US$176 and US$187 as of September 30, 2020 and December 31, 2019, respectively)	13,982	1,865
Lease liabilities	1,032	706
Other liabilities	443	449
Total non-current liabilities	15,457	3,020

Total liabilities	182,887	206,960
Equity
Ordinary shares – Class A (US$0.001 par value; 80,000,000 shares authorized as of September 30, 2020 and December 31, 2019, respectively; 40,385,058 and 23,870,027 shares issued and outstanding as of September 30, 2020 and December 31, 2019, respectively)	40	24
Ordinary shares – Class B (US$0.001 par value; 20,000,000 shares authorized as of September 30, 2020 and December 31, 2019, respectively; 4,820,608 shares issued and outstanding as of September 30, 2020 and December 31, 2019, respectively)	5	5
Treasury shares (2,129,679 shares and 1,744,873 shares as of September 30, 2020 and December 31, 2019, respectively)	(5,346)	(4,858)
Additional paid-in capital	481,022	305,344
Statutory reserves	81	81
Accumulated other comprehensive losses	(3,257)	(7,479)
Accumulated deficit[3]	(208,891)	(191,016)
Total iClick Interactive Asia Group Limited shareholders’ equity	263,654	102,101
Noncontrolling interests	18,853	12,455

Total equity	282,507	114,556

Total liabilities and equity	465,394	321,516

[3]

The Company adopted ASC 326 using the modified retrospective method started from January 1, 2020, which changes the impairment model for financial assets measured at amortized costs by using a new forward-looking “expected loss” model that replaced the “incurred loss” model and resulted in the earlier recognition of allowances for losses. The adoption of ASC 326 resulted in recognition of allowance for doubtful accounts receivable of US$4.0 million and a corresponding increase in accumulated losses of US$4.0 million on January 1, 2020, for the cumulative effect of adopting ASC 326. The consolidated financial information related to periods prior to January 1, 2020 were not restated, and continue to be reported in accordance with previously applicable GAAP.

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Reconciliations of GAAP and Non-GAAP Results

(US$’000, except share data and per share data, or otherwise noted, unaudited)

Adjusted EBITDA represents net (loss)/income before (i) depreciation and amortization, (ii) interest expense, (iii) interest income, (iv) income tax expense/(benefit), (v) share-based compensation, (vi) fair value losses on derivative liabilities, (vii) fair value (losses)/gain on convertible notes, (viii) other gains, net, (ix) convertible notes issuance cost, (x) net loss attributable to noncontrolling interests, (xi) share of losses from an equity investee, (xii) cost related to new business setup or acquisitions, and (xiii) cost related to filing of Form F-3.

The table below sets forth a reconciliation of the Company’s adjusted EBITDA from net (loss)/income for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Net (loss)/income	(7,097)	863	(15,546)	(4,850)
Add/(less):
Depreciation and amortization	1,220	1,637	4,707	5,015
Interest expense	772	476	1,787	1,013
Interest income	(742)	(110)	(1,104)	(324)
Income tax expense/(benefit)	1,027	(40)	1,347	(13)
EBITDA	(4,820)	2,826	(8,809)	841
Add/(less):
Share-based compensation	1,612	431	3,879	1,657
Fair value losses on derivative liabilities	6,343	—	11,466	—
Fair value losses/(gain) on convertible notes	1,426	(2,938)	4,433	(946)
Other gains, net[4,10]	(849)	(265)	(1,022)	(803)
Convertible notes issuance cost[5]	—	—	44	—
Net loss attributable to noncontrolling interests[6]	545	550	1,642	987
Share of losses from an equity investee[7]	16	217	85	231
Cost related to new business setup or acquisitions[8]	—	352	63	749
Cost related to filing of Form F-3[9]	428	273	428	782
Adjusted EBITDA[10]	4,701	1,446	12,209	3,498

[4]

Other gains, net, have been adjusted out, except for amounts of US$803 thousand, US$494 thousand, US$2,018 thousand, and US$1,168 thousand in relation to government grants for the three months ended September 30, 2020 and 2019 and for the nine months ended September 30, 2020 and 2019, respectively.

[5]	Convertible notes issuance cost represents legal and professional fee for the issue of convertible notes.
[6]

Net loss attributable to noncontrolling interests has been adjusted back because the Company’s management regularly reviews EBITDA excluding noncontrolling interests as a measure of its operational performance.

[7]

Share of losses from an equity investee represents share of losses incurred by the Company’s Thailand business operated through an equity investee over which the Company has significant influence, and which is not considered to be a part of the core business that the Company operates through its consolidated entities.

[8]

Cost related to new business setup or acquisition represents transaction cost for setting up Thailand business and other acquisitions, including audit, legal and professional fee in connection therewith.

[9]	Cost related to the filing of Form F-3 represents audit, legal and professional fees.
[10]	The comparative figures for the three months ended September 30, 2019 and nine months ended September 30, 2019 were restated to conform to the presentation of the figures for the same periods of 2020.

Adjusted net income/(loss) represents net (loss)/income before (i) share-based compensation, (ii) fair value losses on derivative liabilities, (iii) fair value losses/(gain) on convertible notes, (iv) other gains, net, (v) convertible notes issuance cost, (vi) net loss attributable to noncontrolling interests, (vii) share of losses from an equity investee, (viii) cost related to new business setup or acquisitions, and (ix) cost related to filing of Form F-3. There is no material tax effects on these non-GAAP adjustments.

The table below sets forth a reconciliation of the Company’s adjusted net income/(loss) from net (loss)/income for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Net (loss)/income	(7,097)	863	(15,546)	(4,850)
Add/(less):
Share-based compensation	1,612	431	3,879	1,657
Fair value losses on derivative liabilities	6,343	—	11,466	—
Fair value losses/(gain) on convertible notes	1,426	(2,938)	4,433	(946)
Other gains, net[4,10]	(849)	(265)	(1,022)	(803)
Convertible notes issuance cost[5]	—	—	44	—
Net loss attributable to noncontrolling interests[6]	545	550	1,642	987
Share of losses from an equity investee[7]	16	217	85	231
Cost related to new business setup or acquisitions[8]	—	352	63	749
Cost related to filing of Form F-3[9]	428	273	428	782
Adjusted net income/(loss)[10]	2,424	(517)	5,472	(2,193)

The diluted adjusted net income/(loss) per ADS for the periods indicated are calculated as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Net (loss)/income:	(7,097)	863	(15,546)	(4,850)
Add: Non-GAAP adjustments to net (loss)/income[10]	9,521	(1,380)	21,018	2,657
Adjusted net income/(loss)[10]	2,424	(517)	5,472	(2,193)

Denominator for net (loss)/income per ADS - Weighted average ADS outstanding	83,847,077	67,184,218	74,377,252	65,915,823

Denominator for diluted adjusted net income/(loss) per ADS - Weighted average ADS outstanding	90,085,165	67,184,218	80,615,340	65,915,823

Diluted net (loss)/income per ADS	(0.08)	0.01	(0.21)	(0.07)
Add: Non-GAAP adjustments to net (loss)/income per ADS	0.11	(0.02)	0.28	0.04
Diluted adjusted net income/(loss) per ADS	0.03	(0.01)	0.07	(0.03)